EXHIBIT 99.1

Equinor ASA: Annual general meeting 2026

On 12 May 2026, the annual general meeting in Equinor ASA (OSE: EQNR, NYSE: EQNR) approved the annual report and accounts for Equinor ASA and the Equinor group for 2025, as proposed by the board of directors.

Further, the annual general meeting approved a cash dividend of US dollar (USD) 0.39 per share to be distributed for the fourth quarter of 2025.

The fourth quarter 2025 dividend accrues to the shareholders as registered in Equinor's shareholder register with the Norwegian Central Securities Depository (VPS) as of expiry of 15 May 2026. Subject to ordinary settlement in VPS, this implies that the right to dividend accrues to shareholders as of 12 May 2026. The shares will be traded ex-dividend on the Oslo Stock Exchange (Oslo Børs) from and including 13 May 2026. For US ADR (American Depository Receipts) holders, dividend accrues to the ADR-holders as of 12 May 2026, and the ex-dividend date will be from and including 15 May 2026.

Shareholders whose shares trade on the Oslo Stock Exchange will receive their dividend in Norwegian kroner (NOK). The NOK-dividend will be communicated on 21 May 2026. The expected payment date for the dividend is 27 May 2026.

The general meeting authorised the board of directors to resolve dividend payments based on the company's approved annual accounts for 2025. The authorisation is valid until the next annual general meeting, but not later than 30 June 2027.

Seven proposals from shareholders were up for voting. The shareholders' supporting statements and the board of directors' responses are available at www.equinor.com/investors/2026-annual-general-meeting

None of the shareholder proposals were adopted.

The general meeting endorsed the board's report on Corporate Governance for 2025 and the board of directors' 2025 Remuneration report.

Remuneration to the company's external auditor for 2025 was approved.

The general meeting adopted the nomination committee's recommendation on election of members to the corporate assembly and the nomination committee, effective as from 13 May 2026 and until the annual general meeting in 2028.

In accordance with the proposal from the nomination committee, the general meeting adopted the remuneration to the corporate assembly and to the nomination committee, effective as from 13 May 2026.

The general meeting authorised the board of directors on behalf of the company to acquire Equinor shares in the market to continue the company's share-based incentive plans for employees. The authorisation is valid until 30 June 2027.

As part of the company's share buyback programme, the general meeting approved a reduction in capital through the cancellation of own shares and the redemption of shares belonging to the Norwegian State.

To enable Equinor's board of directors to utilise the share buyback mechanism permitted by the Norwegian Public Limited Liability Companies Act with respect to the distribution of capital to the company's shareholders, the general meeting authorised the board of directors on behalf of the company to acquire Equinor shares in the market. It is a precondition that the repurchased shares are subsequently cancelled through a resolution by a new general meeting to reduce the company's share capital. The authorisation is valid until the next annual general meeting, but no later than 30 June 2027.

The general meeting adopted that adjustments can be made to the Marketing Instruction for Equinor ASA, adopted by the annual general meeting on 25 May 2001, to reflect market developments and changing ways of marketing and selling petroleum. This includes adjustments to the pricing and allocation principles.

All items were adopted in accordance with the board of directors’ recommendation. Minutes of the annual general meeting with appendices will be published as soon as available.

This information is subject to the disclosure requirements pursuant to Euronext Oslo Børs Rulebook II and Section 5-12 of the Norwegian Securities Trading Act.

Contact persons:

Investor relations
Bård Glad Pedersen, senior vice president,
+47 918 01 791

Media relations
Sissel Rinde, vice president,
+47 412 60 584